Exhibit 99.1

GFL Environmental Announces Proposed Acquisition of Terrapure Environmental

VAUGHAN, CANADA, March 15, 2021 – GFL Environmental Inc. (NYSE and TSX: GFL) ("GFL" or the "Company"), a leading North American diversified environmental services company, today announced that it has entered into a definitive agreement to acquire the solid waste and environmental solutions business of Terrapure Environmental Ltd. and its subsidiaries (collectively, “Terrapure”) for an aggregate purchase price of C$927.5 million (the "Acquisition"). The Acquisition will exclude the battery recycling business carried on by Terrapure.

Terrapure is an integrated provider of solid and liquid waste management and industrial services to more than 7,000 customers across Canada. Terrapure’s environmental and organics solutions cover a diverse range of waste streams from generation through collection, processing, recovery, recycling, reuse and disposal through its integrated network of assets including its landfill and its liquid and solid waste collection and processing facilities. Terrapure’s operations are supported by a fleet of over 500 collection vehicles and approximately 1,600 employees.

Terrapure’s operations to be acquired in the Acquisition generated revenue of approximately C$365 million in 2020, inclusive of COVID related volume impacts.

Strategic Benefits of the Acquisition

The Acquisition advances GFL’s growth strategy and aligns with the Company’s goal of growing free cash flow. The Acquisition is expected to:

•	Enhance GFL’s Capabilities and Reach. The Acquisition brings a high-quality, complementary asset network and customer base to GFL’s existing operations and augments GFL’s existing service offerings in several regional markets, including Atlantic Canada. As part of the Acquisition, GFL will acquire the Stoney Creek landfill, an industrial landfill strategically located in the Greater Toronto Area which recently received expansion approval for 14+ years.
•	Create Significant Synergies. The Acquisition creates an opportunity for GFL to realize meaningful synergies and earnings accretion. The Company expects the Acquisition to generate at least C$45 million of Adjusted Free Cash Flow[1] and at least C$12.5 million in annual cost synergies through operational opportunities from geographical and functional overlap between the existing operations of Terrapure and GFL.
•	Create Long Term Shareholder Value. The Acquisition reinforces GFL’s goal of creating long term equity value for shareholders. Terrapure’s strategically located network of assets coupled with its strong operating margins are expected to be immediately accretive to free cash flow and provide opportunities for the Company to continue to pursue its growth strategy.

“The acquisition of Terrapure is another example of GFL delivering on our commitment to pursue strategic and accretive acquisitions to continue growing our business”, said Patrick Dovigi, Founder and Chief Executive Officer of GFL. “Terrapure’s assets are highly complementary to our existing solid and liquid waste footprint in Canada . All of their service offerings are currently provided by GFL resulting in expected integration and cross-selling opportunities, as well as the expansion of our operations into new regions.” Mr. Dovigi continued, “The timing of this acquisition, which we expect to close in the third or fourth quarter of this year, fits perfectly with our current schedule for completing the integration of our late 2020 acquisitions in the second quarter of 2021, ahead of our previous expectations.” Mr. Dovigi concluded, “We are excited about the opportunities that lie ahead with this acquisition and look forward to welcoming the almost 1,600 employees of Terrapure to the GFL family later this year.”

1 A non-IFRS measure. Due to the uncertainty of the likelihood, amount and timing of effects of events or circumstances to be excluded from these measures, the Company does not have information available to provide a quantitative reconciliation of such projections to the comparable IFRS measure. See “Non-IFRS Measures” below.

Timing and Approvals

The Acquisition is subject to certain customary closing conditions, including clearance under the Competition Act (Canada). The Acquisition is not subject to any financing conditions. Closing is expected to occur in the third or fourth quarter of 2021.

Financing of the Acquisition

GFL is well positioned to fund the Acquisition with its strong balance sheet and proven ability to access capital markets. The Company currently anticipates funding the Acquisition using a combination of capacity under its revolving credit facility, cash on hand and incremental financing. The Company will evaluate opportunistic financing opportunities as they present themselves. Following completion of the Acquisition, GFL expects to maintain its current credit rating profile and its leverage within previously stated ranges.

2021 Upside Opportunities2

On February 22, 2021, the Company provided its Full Year 2021 guidance as well as certain 2021 potential upside opportunities. The Company is not updating its previously reported Full Year 2021 guidance.

After giving effect to the Acquisition and the upside opportunities identified in the Company’s February 22, 2021 press release, the Company’s launch off point for 2022 could be Adjusted Free Cash Flow of between C$575 million and C$625 million. The 2021 Upside Opportunities are based on a number of assumptions. See “Forward-Looking Statements” below.

Conference Call

GFL will host a conference call to discuss the Acquisition on March 16, 2021 at 8:30 am Eastern time. A live audio webcast of the conference call can be accessed by logging onto the Company's Investors page at investors.gflenv.com or by clicking here or listeners may access the call toll-free by dialing 1-844-824-3839 or 1-855-669-9657 (conference ID: 10153061) approximately 15 minutes prior to the scheduled start time. The Company encourages participants who will be dialing in to pre-register for the conference call using the following link:https://dpregister.com/sreg/10153061/e4c378d394. Callers who pre-register will be given a conference passcode and PIN to gain immediate access to the call and bypass the live operator on the day of the call. Participants may pre-register at any time, including up to and after the call start time. For those unable to listen live, an audio replay of the call will be available until March 25, 2021 by dialing 1-844-824-3839 or 1-855-669-9657 (access code 10153061). A copy of the presentation for the call will be available on our website at investors.gflenv.com or by clicking here.

2 The 2021 Upside Opportunities include non-IFRS measures such as Adjusted EBITDA and Adjusted Free Cash Flow. Due to the uncertainty of the likelihood, amount and timing of effects of events or circumstances to be excluded from these measures, the Company does not have information available to provide a quantitative reconciliation of such projections to the comparable IFRS measure. See “Non-IFRS Measures” below.

About GFL

GFL, headquartered in Vaughan, Ontario, is the fourth largest diversified environmental services company in North America, providing a comprehensive line of non-hazardous solid waste management, infrastructure & soil remediation and liquid waste management services through its platform of facilities throughout Canada and in 27 states in the United States. Across its organization, GFL has a workforce of more than 15,000. For more information, visit www.gflenv.com. To subscribe for investor email alerts please visit https://investors.gflenv.com or click here.

Forward-Looking Statements

This release includes certain "forward-looking statements", including statements relating to the expected financial and other benefits of the Acquisition to GFL and its shareholders, the financing of the Acquisition and the closing of the Acquisition (including the expected timing of closing), as well as GFL’s expected credit rating profile, growth plans, and leverage. In some cases, but not necessarily in all cases, forward-looking statements can be identified by the use of forward looking terminology such as "plans", "targets", "expects" or "does not expect", "is expected", "an opportunity exists", "is positioned", "estimates", "intends", "assumes", "anticipates" or "does not anticipate" or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might", "will" or "will be taken", "occur" or "be achieved". In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking statements. Forward-looking statements are not historical facts, nor guarantees or assurances of future performance but instead represent management's current beliefs, expectations, estimates and projections regarding future events and operating performance. Forward-looking statements are necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by GFL as of the date of this release, are subject to inherent uncertainties, risks and changes in circumstances that may differ materially from those contemplated by the forward-looking statements.

Implicit in forward-looking statements in respect of the Company's expectations for 2021 upside opportunities are certain current assumptions, including, among others, no changes to the current economic environment and that none of the jurisdictions in which the Company operates institute additional COVID-19 emergency measures including physical distancing, shelter-in-place or similar orders. The 2021 upside opportunities also assume that the Company will continue to execute on its strategy of organically growing its business, leveraging its scalable network to attract and retain customers across multiple service lines, realize operational efficiencies and extract procurement and cost synergies. Additional assumptions underlying the 2021 upside opportunities include no material changes in interest rates and foreign exchange rates, the Company’s ability to access debt markets for financing opportunities on comparable size, terms and conditions to the Company’s recent financings and that the operations acquired as part of the Acquisition will generate annualized revenues of C$375 million and Adjusted EBITDA of C$110 million, assuming C$12.5 million of cost synergies.

Important factors that could cause actual results to differ, possibly materially, from those indicated by the forward-looking statements include, but are not limited to, the "Risk Factors" section of the Company's annual report for the 2020 fiscal year filed on Form 20-F and the Company's other periodic filings with the SEC and the securities commissions or similar regulatory authorities in Canada. These factors are not intended to represent a complete list of the factors that could affect GFL. However, such risk factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. You should not place undue reliance on forward-looking statements, which speak only as of the date of this release. GFL undertakes no obligation to publicly update any forward-looking statement, except as required by applicable securities laws.

Non-IFRS Measures

This press release makes reference to certain non-IFRS measures. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, these measures should not be considered in isolation or as a substitute for analysis of our financial information reported under IFRS. Rather, these non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Our management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

The Adjusted Free Cash flow to be generated from the Acquisition and the 2021 Upside Opportunities Adjusted EBITDA and Adjusted Free Cash Flow are anticipated to exclude the effects of other events or circumstances in 2021 that are not representative or indicative of the Company’s results of operations. Such excluded items are not currently determinable, but may be significant, such as changes in the foreign exchange rate, the mark to market (gain) loss on the purchase contracts forming part of the Company’s tangible equity units, the cost of refinancings and acquisition, integration, rebranding and other costs. Due to the uncertainty of the likelihood, amount and timing of any such items, the Company does not have information available to provide a quantitative reconciliation of such projections to the comparable IFRS measure.

Adjusted EBITDA is a supplemental measure used by management and other users of our financial statements including our lenders and investors, to assess the financial performance of our business without regard to financing methods or capital structure. Adjusted EBITDA is also a key metric that management uses prior to execution of any strategic investing or financing opportunity. For example, management uses Adjusted EBITDA as a measure in determining the value of acquisitions, expansion opportunities, and dispositions. In addition, Adjusted EBITDA is utilized by financial institutions to measure borrowing capacity. Our Adjusted EBITDA has historically been calculated by adding and deducting, as applicable, certain expenses, costs, charges or benefits incurred in such period which in management's view are either not indicative of our underlying business performance or impact the ability to assess the operating performance of our business. Adjusted EBITDA margin represents Adjusted EBITDA divided by revenue. We use Adjusted EBITDA Margin to facilitate a comparison of the operating performance of each of our operating segments on a consistent basis reflecting factors and trends affecting our business.

Adjusted Free Cash Flow is a supplemental measure used by investors as a valuation and liquidity measure in our industry. Management uses Adjusted Free Cash Flow to evaluate and monitor the ongoing financial performance of the Company.

Investor Relations Contact: Patrick Dovigi Founder and CEO 905-326-0101 pdovigi@gflenv.com	Media contact: Dan Gagnier / Jeffrey Mathews Gagnier Communications 646-569-5897